# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marti Technologies, Inc., CIK 0001852767
CUSIP: 573134103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0001983453
Persons authorized to receive notices and communications: Oguz Alper Oktem, Buyukdere Cd. No: 237,, Maslak Sariyer/Istanbul, Turkey (W8), 34485, 0 (850) 308 34 19

## Reporting persons
- Oguz Alper Oktem (CIK 0001983453): type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); source of funds: other (OO); sole voting power 13,401,435; shared voting power 0; sole dispositive power 13,401,435; shared dispositive power 0; aggregate amount beneficially owned 13,401,435 (15.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Marti Technologies, Inc.
Address of issuer's principal executive offices: Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 20, 2023 (as amended to date, the "Schedule 13D"), relating to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Marti Technologies, Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the Schedule 13D filed on July 20, 2023 and Amendment No. 1 thereto filed on July 2, 2025, the Reporting Person has acquired the Class A Ordinary Shares reported herein pursuant to awards granted to the Reporting Person by the Issuer in consideration for services rendered to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of filing this Amendment No. 2 is to report the contribution, on December 18, 2025, of 10,800,000 of the Reporting Person's Class A Ordinary Shares ("Contributed Shares") to the Oktem Family Fund LLC, a newly formed Cayman limited liability company (the "Oktem Family Fund"), of which the Reporting Person owns a majority of the interests. The manager of the Oktem Family fund is New Holland Capital LLC ("NH"). Pursuant to the terms of the Oktem Family Fund Amended and Restated Limited Liability Company Agreement (the "LLCA"), the Reporting Person shall maintain all beneficial ownership rights to the Contributed Shares held by the Oktem Family Fund, including an irrevocable proxy to control the voting of such shares and the ability to direct the sale of such shares at any time. Upon the occurrence of certain trigger events (including a floor price for the Contributed Shares) or at any time after October 31, 2028, NH may exercise its rights to dispose of the Contributed Shares in accordance with the LLCA. NH does not otherwise have the ability to exercise voting or investment power with respect to the Contributed Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page is incorporated by reference to this Item 5.

The Reporting Person may be deemed to beneficially own 13,401,435 Class A Ordinary Shares, representing 15.6% of the Class A Ordinary Shares, based upon 85,812,185 Class A Ordinary Shares outstanding as of December 18, 2025. The Reporting Person is the record holder of (i) 13,401,435 Class A Ordinary Shares and (ii) 291,397 Class A Ordinary Shares underlying restricted stock units that will vest within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: The information contained in Item 4 is incorporated by reference to this Item 5.
Other persons with the right to receive dividends or sale proceeds: The information contained in Item 4 is incorporated by reference to this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The description of the Oktem Family Fund LLC Amended and Restated Limited Liability Company Agreement provided above under Item 4 is incorporated by reference to this Item 6.

## Signatures
- Oguz Alper Oktem: /s/ Oguz Alper Oktem, Oguz Alper Oktem (12/22/2025)